The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 28, 2026

Pricing Supplement dated September , 2026

(To Product Supplement No. RLN-1 dated March 25, 2025, Prospectus

Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-285508

$
Senior Medium-Term Notes, Series K
Redeemable Fixed Rate Notes, Due September 16, 2030

Terms of the Notes
Issuer:	Bank of Montreal
Principal Amount:	$1,000 per Note
Trade Date:	September 14, 2026
Issue Date:	September 16, 2026
Stated Maturity Date:	September 16, 2030. The Notes are subject to redemption by Bank of Montreal prior to the Stated Maturity Date as set forth below under “Optional Redemption.” The Notes are not subject to repayment at the option of any holder of the Notes prior to the Stated Maturity Date.
Payment at Maturity:	Unless redeemed prior to maturity by Bank of Montreal, a holder will receive on the Stated Maturity Date a cash payment in U.S. dollars equal to $1,000 per Note, plus any accrued and unpaid interest.
Interest Payment Dates:	Semi-annually on the 16th day of each March and September, commencing March 16, 2027, and ending on the Stated Maturity Date or Optional Redemption Date, if applicable.
Interest Period:	With respect to an Interest Payment Date, the period from, and including, the immediately preceding Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, that Interest Payment Date.
Interest Rate:	5.00% per annum. See “General Terms of the Notes—Fixed Rate Notes” in the accompanying product supplement for a discussion of the manner in which interest on the Notes will be calculated, accrued and paid.
Optional Redemption:	The Notes are redeemable by Bank of Montreal, in whole, but not in part, on the Optional Redemption Dates, at 100% of their Principal Amount plus accrued and unpaid interest to, but excluding, the redemption date. Bank of Montreal will give notice to the holders of the Notes at least 5 business days and not more than 30 business days prior to the Optional Redemption Date in the manner described in the accompanying prospectus supplement under “Description of the Notes We May Offer—Notices.”
Optional Redemption Dates:	Semi-annually on the 16th day of each March and September, commencing September 16, 2027 and ending March 16, 2030.
Day Count Convention:	30/360; Unadjusted
Listing:	The Notes will not be listed on any securities exchange.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP:	06376LFS0
Bail-inable Notes:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

The Notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-4 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The Notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the Notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The Notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these Notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price(1)	Underwriting Discount(2)	Proceeds to Bank of Montreal(2)
Per Note	$1,000.00	$15.00	$985.00
Total	$	$	$
(1)	The original issue price for an eligible institutional investor and an investor purchasing the Notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original issue price for such investors will not be less than $985.00 per Note and will not be more than $1,000 per Note. The original issue price for such investors reflects a foregone selling concession with respect to such sales as described below.
(2)	BMO Capital Markets Corp. (“BMOCM”) will receive discounts and commissions of up to $15.00 per Note, and from such underwriting discount will allow selected dealers a selling concession of up to $15.00 per Note depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to BMOCM. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. See “Supplemental Plan of Distribution” below.

BMO CAPITAL MARKETS

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

You should read this pricing supplement together with product supplement no. RLN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the Notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. RLN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004720/u321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-2

AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps— into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (iii) have represented and warranted that Bank of Montreal has not directly or indirectly provided financing to the holder or beneficial owner of the bail-inable notes for the express purpose of investing in the bail-inable notes; and (iv) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and Bank of Montreal with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the Principal Amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by Bank of Montreal by the issuance of common shares of Bank of Montreal (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Risk Factors— The Notes Will Be Subject to Risks, Including Non-payment In Full or, in the Case of Bail-inable Notes, Conversion in Whole or in Part – By Means of a Transaction or Series of Transactions and in One or More Steps – Into Common Shares of the Bank or Any of its Affiliates, Under Canadian Bank Resolution Powers” and “Description of the Notes We May Offer—Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement and “Description of Debt Securities—Special Provisions Related to Bail-inable Debt Securities” in the prospectus for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

PS-3

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the Notes generally in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the Notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate payable on the Notes may be more or less than prevailing market interest rates at any time during the term of the Notes. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the Notes prior to the Stated Maturity Date during periods when the remaining interest is to accrue on the Notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable debt security of comparable maturity. If we redeem the Notes prior to the Stated Maturity Date, you may not be able to invest in other debt securities that yield as much interest as the Notes.

The Notes Are Subject To Credit Risk.

The Notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the Notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the Notes and, in the event we were to default on our obligations under the Notes, you may not receive any amounts owed to you under the terms of the Notes.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Underwriting Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the original issue price. The original issue price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your Notes will also be affected by the interest rate provided by the Notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the Notes prior to maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the Notes: interest rates and our creditworthiness.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which the agent is willing to buy your Notes.

PS-4

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession And/Or Other Fee, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the Notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the Notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession and/or other fee that the participating dealer realizes for the sale of the Notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the Notes to you.

PS-5

SUMMARY OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

For a discussion of the material Canadian federal income tax consequences relating to an investment in the Notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on July 23, 2026.

PS-6

SUPPLEMENTAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal tax purposes. Based on the facts provided, the Notes should be treated as issued without original issue discount.

Both U.S. and non-U.S. holders should read the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations.”

You should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion supplements the discussion in “United States Federal Income Tax Considerations” in the accompanying product supplement and should be read in conjunction therewith.

PS-7

SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM, a wholly owned subsidiary of Bank of Montreal, is the agent for the distribution of the Notes. We have agreed to sell to BMOCM, and BMOCM has agreed to purchase from us, all of the Notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. The agent may resell the Notes to other securities dealers at the original issue price less a concession not in excess of the underwriting discount. BMOCM will receive an underwriting discount in the amount indicated on the cover hereof, and from such underwriting discount will allow selected dealers a selling concession in an amount not to exceed such underwriting discount depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to the agent. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the Notes. If any dealer participating in the distribution of the Notes or any of its affiliates conducts hedging activities for us in connection with the Notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the Notes to you.

If all of the Notes are not sold on the Trade Date at the original offering price, the agent and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-8